Citigroup Center

153 East 53rd Street

New York, New York 10022-4611

212 446-4800 www.kirkland.com	Facsimile: 212 446-4900 Dir. Fax: 212 446-6460

September 8, 2006

VIA EDGAR AND OVERNIGHT DELIVERY

Mr. Matt Franker

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Mail Stop 7010

Washington, D.C. 20549

Re:	Innophos Holdings, Inc.

Registration Statement on Form S-1 Filed July 19, 2006

File No. 333-135851

Dear Mr. Franker:

On behalf of our client Innophos Holdings, Inc., a Delaware corporation (the “Company”), and pursuant to the applicable provisions of the Securities Act of 1933, and the rules promulgated thereunder, please find enclosed for filing with the Securities and Exchange Commission (the “Commission”), a complete copy of Amendment No. 1 (“Amendment No. 1”) to the above-captioned Registration Statement on Form S-1 of the Company (the “Registration Statement”). A copy of Amendment No. 1 has been manually signed in accordance with Rule 302 of Regulation S-T and the signature pages thereto will be retained by the Company for a period of five years.

This amendment reflects certain revisions of the Registration Statement, in response to the comment letter to Mr. Randy Gress, the Company’s Chief Executive Officer, dated August 11, 2006 from the staff of the Commission (the “Staff”). In addition, the amendment updates certain of the disclosures contained in the Registration Statement, as amended.

We have referenced the appropriate page number of the prospectus contained in the Registration Statement in our responses contained herein. The numbered paragraphs below set forth the Staff’s comments together with our response. Unless otherwise indicated, capitalized terms used herein have the meanings assigned to them in the Registration Statements. Dollar amounts are in thousands unless otherwise stated herein.

Innophos Holdings, Inc.

September 8, 2006

General

1.	Staff’s comment: We note that you have omitted the price range and number of shares for this offering. To assist you in planning your offering, please be advised that we will need to review the registration statement with this information included prior to effectiveness. We ask that you provide this information and any other non-430A information, including information regarding your capital structure and planned dividend to likely shareholders, as soon as practicable to allow for our review. In addition, note that any preliminary prospectus that is circulated must include all non-430A information, including a bona fide estimated price range.

Response: The Company duly notes the Staff’s comment and advises the Staff that it has not yet determined the number of shares being offered by the Company and the selling stockholders in conjunction with this offering or the price range of the shares. The Company will provide this information and any other non-Rule 430A information, including information regarding the Company’s capital structure and planned dividend to likely stockholders, in a subsequent amendment to the Registration Statement as soon as it is able to estimate pricing-related information.

2.	Staff’s comment: Please provide us with copies of any graphics or photos you intend to include in your prospectus. Understand that we will review these materials and may have comments on them.

Response: The Company duly notes the Staff’s comment and advises the Staff that it has not yet determined the graphics or photos that will be used in its prospectus. The Company will submit to the Staff any such graphics or photos in connection with the filing of a subsequent amendment to the Registration Statement as soon as possible.

3.	Staff’s comment: Please provide us with the industry and market data supporting factual assertions that appear in your prospectus, including that provided by British Sulphur Consultants. In addition, please tell us whether such other information is publicly available without charge.

Response: The Companies have sent the report of British Sulphur Consultants (“BSC”) under separate cover concurrently herewith for your review (the “BSC Report”). The information contained therein, along with conversations between BSC and the Company constitute the sources of the third party phosphates market information contained in the Registration Statement. The Company notes in the “Market and Industry Data” section of the Registration Statement that the report of BSC was prepared for a fee and has not been made available to the public.

4.	Staff’s comment: Please address the applicable comments below in Innophos, Inc. and Innophos Investment Holdings, Inc.’s future filings.

Response: In response to the Staff’s comment, the Company hereby confirms that the applicable comments below shall be addressed in the future filings with the Commission of Innophos, Inc. and Innophos Investments Holdings, Inc.

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September 8, 2006

Cover Page

5.	Staff’s comment: Please disclose that you will use a portion of the proceeds to pay a special dividend to stockholders, including an insider.

Response: In response to the Staff’s comment, the Company has revised the Registration Statement to disclose on the cover page of the prospectus that it will use a portion of the proceeds it receives in this offering to pay a special dividend to stockholders, including certain of its executive officers and members of its board of directors.

6.	Staff’s comment: Please delete the reference to your underwriters as “Joint Book-Running Managers” on the cover. Where used in the body of the prospectus, please explain it briefly.

Response: In response to the Staff’s comment, the Company has removed the reference to the underwriters as “Joint Book-Running Managers” from the cover of the prospectus in the Registration Statement, and has revised the other appearance of the term on page 101 of the Registration Statement.

Table of Contents, page i

7.	Staff’s comment: We note your disclosure that investors “should rely only on the information contained in this prospectus.” Please note that if you intend to use any free writing prospectuses once you have a Section 10 prospectus ready, you should consider removing this language since the company would be liable for, and investors would be entitled to rely upon, that information as well.

Response: The Company notes the disclosure referenced above and advises the Staff that if the Company determines that it intends to use any free-writing prospectus once it has a Section 10 prospectus ready, it will consider revising the Registration Statement to remove the referenced disclosure.

Market and Industry Data, page ii

8.	Staff’s comment: We note your representations that some of the information in the registration statement is based on information you obtained from sources you believe to be reliable, that your research “has not been independently verified,” and such information may not be reliable and that neither you nor the underwriters can assure investors of the accuracy or completeness of the information. Please note that you are responsible for the entire content of the registration statement and may not include language that can be interpreted as a disclaimer of the information contained in the filing. Please revise accordingly.

Response: In response to the Staff’s comment, the Company has removed the referenced language from the Registration Statement.

9.	Staff’s comment: Please tell us the basis or source for the following statements: “fundamentals in the North American specialty phosphates market have improved…” on

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September 8, 2006

page 3, “imports have historically represented only a small portion of the North American specialty phosphates market…” on page 3, “We are the only North American specialty phosphate salts and acids producer that is vertically integrated…” on page 4, and “we maintain the overall leading cost position…” on page 4.

Response: In response to the Staff’s comment, the Company advises the Staff that:

(i) the basis for its statement on page 2 of the Registration Statement, that the “fundamentals in the North American specialty phosphates market have improved…” is the recent development of the North American specialty phosphates industry in favor of companies with lower costs of production and distribution, which has led to the shut-down of several less efficient plants. This, in turn, has led to the elimination of uneconomic capacity, which is reflected in the tables in sections 2.1.1, 2.2.1, 4.1 and 4.2 of the BSC Report;

(ii) the basis for its statement on page 2 of the Registration Statement that “imports have historically represented only a small portion of the North American specialty phosphates market…” is the information stated in the tables in Section 3.2 of the BSC Report;

(iii) the Company has removed from the Registration Statement the referenced statement that “We are the only North American specialty phosphate salts and acids producer that is vertically integrated…” in response to the Staff’s comment; and

(iv) the Company has revised the referenced statement on page 1 that “We maintain the overall leading cost position…” in response to the Staff’s comment, and has also clarified that the revised statement is based on the knowledge of the Company’s management.

Prospectus Summary, page 1

10.	Staff’s comment: Please identify the officers, directors, and other insiders who will receive the special dividend and quantify the amount.

Response: The Company advises the Staff that it has not yet determined the specific terms of the special dividend that will be paid in conjunction with this offering. The Company further advises the Staff that it will revise its disclosures throughout the Registration Statement to incorporate the terms of the expected special dividend in a subsequent amendment to the Registration Statement as soon as it is able to estimate pricing-related information.

11.	Staff’s comment: Please disclose that Bain Capital will receive a termination fee of $12-$13 million in connection with this offering. Clarify whether or not you will pay the fee from the proceeds of the offering.

Response: In response to the Staff’s comment, the Company has revised page 6 of the Registration Statement to disclose that it expects to pay to Bain Capital a termination fee in the amount of approximately $12.0 million to $13.0 million in connection with this offering and that it intends to pay this fee out of the proceeds therefrom.

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September 8, 2006

12.	Staff’s comment: We note your summary contains a lengthy description of the company and its industry, competitive strengths, and business strategy. Further, we note that virtually identical disclosure appears later in your prospectus under the heading “Business.” In the summary, you are to carefully consider and identify those aspects of the offering that are the most significant and determine how to best highlight those points in clear, plain language. The summary should not include a lengthy description of the company’s business and business strategy. This detailed information is better suited for the body of the prospectus. If you want to highlight key aspects of your business strategy, consider listing these in a bullet-point format, with one sentence per bullet point. See Item 503(a) of Regulation S-K and part IV.C. of Securities Act Release No. 7497.

Response: In response to the Staff’s comment, the Company has revised and condensed the “Prospectus Summary” section of the Registration Statement to identify the aspects of the offering that are the most significant and highlight those points in clear, plain language.

13.	Staff’s comment: Please tell us what you mean when you state that you benefit from an “efficient manufacturing footprint.”

Response: The Company advises the Staff that by the term “efficient manufacturing footprint,” the Company is referring to the fact that its manufacturing facilities are in proximity to the primary geographical regions into which it sells its products, thereby facilitating distribution to these regions. For example, the Company has significant manufacturing and distribution facilities in the Chicago, Illinois metropolitan area and its largest market in the United States is the upper Midwest (approximately 17% of its 2005 net sales). Similarly, Mexico accounted for approximately 22% of the Company’s net sales for 2005, and the Company has multiple manufacturing facilities in Mexico, one of which is along a major railway, also facilitating distribution.

Summary Historical and Other Financial Data, page 9

14.	Staff’s comment: Please remove the pro forma net income and earnings per share information for the period August 14, 2004 through December 31, 2004. Refer to Article 11-02(c)(2)(i) of Regulation S-X.

Response: In response to the Staff’s comment, the Company has revised the Registration Statement so as to remove the referenced information.

Risk Factors, page 13

15.	Staff’s comment: Please shorten the following risk factors by focusing on the risk to investors: “We depend to a significant extent on the availability and pricing of certain raw materials…,” “We have identified material weaknesses…,” “We may be adversely affected by environmental…,” and “We may be held liable for certain tax claims…”.

Innophos Holdings, Inc.

September 8, 2006

Response: In response to the Staff’s comment, the Company has revised the Registration Statement to shorten the referenced risk factors by focusing on the risk to investors.

Risks Related to Our Business, page 13

We depend to a significant extent…, page 13

16.	Staff’s comment: Please revise to disclose the meaning of “OCP.”

Response: In response to the Staff’s comment, the Company has revised the Registration Statement to define “OCP” where it is now first mentioned, on page 12 of the Registration Statement.

Our inability to anticipate, respond to or utilize changing technologies…, page 15

17.	Staff’s comment: Please revise your discussion to state specifically how this risk applies to your operations. For example, disclose the specific products subject to the risk and new technologies, if any, that may adversely affect your operations. Risks that are speculative or are so vague that they could apply to any issuer should be deleted.

Response: In response to the Staff’s comment, the Company has revised the referenced risk factor at page 13 of the Registration Statement.

Following the Acquisition…, page 15

18.	Staff’s comment: Please discuss the consequences of Rhodia’s non-performance with greater specificity.

Response: In response to the Staff’s comment, the Company has revised the referenced risk factor at page 14 of the Registration Statement.

Because our historical financial information may not be representative…, page 15

19.	Staff’s comment: Please elaborate upon the “numerous risks” that are encountered by new stand-alone organizations.

Response: The Company has revised the referenced risk factor at page 14 of the Registration Statement in response to the Staff’s comment.

We may be required to pay certain duties…, page 19

20.	Staff’s comment: Please revise to disclose how long the CNA regional officials have to determine that Innophos Fosfatados was not in compliance with the terms and deadlines of the agreement. In addition, please revise to clarify the basis for your belief that such a determination may be made and that any potential penalties are material.

Response: In response to the Staff’s comment, the Company has revised the referenced risk factor at page 17 of the Registration Statement.

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September 8, 2006

As our collective bargaining agreements expire…, page 20

21.	Staff’s comment: We note your statement that you operate under collective bargaining arrangements with several unions and that the current collective bargaining agreement expires on April 30, 2008. If you are referring to the agreement with employees at your Port Maitland, Ontario facility, so state. Otherwise, revise to disclose the collective bargaining unit to which you refer. Additionally, please break your discussion of government regulation of cross-border transactions and import quotas out into a separate risk factor.

Response: In response to the Staff’s comment, the Company has revised the Registration Statement to clarify in the referenced risk factor that it was referring to the collective bargaining agreement with employees at its Port Maitland, Ontario facility. In addition, the Company has revised the Registration Statement to separate its discussion of government regulation of cross border transactions and import quotas into a second risk factor.

We are subject to risks and uncertainties…, page 20

22.	Staff’s comment: Please revise your discussion under this heading to specify the “inherent risks” in your international operations that are separate from the stated risks affecting your Mexican and Canadian operations.

Response: In response to the Staff’s comment, the Company has revised the Registration Statement to clarify in the noted risk factor which risks are “inherent” to its international operations and which are specific to its Mexican and Canadian operations.

Our future success will depend, in part, on our ability to protect our intellectual property rights…, page 21

23.	Staff’s comment: Your discussion under this risk factor is repetitive. Please revise your disclosure to concisely state the risks associated with the measures you use to protect your intellectual property and other proprietary information.

Response: The Company has revised the referenced risk factor at page 19 of the Registration Statement in response to the Staff’s comment.

Risks Relating to Our Indebtedness, page 23

Despite our current levels of indebtedness…, page 23

24.	Staff’s comment: Please revise to explain how you may incur obligations that do not constitute indebtedness under applicable financing agreements.

Response: In response to the Staff’s comment, the Company has revised the referenced risk factor at page 21 of the Registration Statement.

25.	Staff’s comment: Please briefly discuss the consequences of failure to have sufficient assets to repay all of your obligations to the holders of your common stock.

Innophos Holdings, Inc.

September 8, 2006

Response: In response to the Staff’s comment, the Company has revised the referenced risk factor.

Risks Related to Our Common Stock and this Offering, page 25

If the private equity funds controlled by the sponsors…, page 25

26.	Staff’s comment: As you determine the number of shares being offered by the company and the selling shareholders, revise this risk factor to disclose the percentage ownership of Bain Capital and its affiliated funds following the completion of the offering, as well as if the underwriters exercise their over-allotment option. In addition, please revise to state definitively whether you will be a controlled company under NYSE governance standards.

Response: The Company advises the Staff that it has not yet determined the number of shares being offered by the Company and the selling stockholders in conjunction with this offering. The Company will revise the Registration Statement to disclose in the referenced risk factor (i) the percentage ownership of Bain Capital and its affiliated funds following the completion of the offering, (ii) if the underwriters exercise their over-allotment option and (iii) whether the Company will be a controlled company under NYSE governance standards, in a subsequent amendment to the Registration Statement as soon as it is able to estimate pricing-related information, including the number of shares to be offered by the Company and the selling stockholders.

We may be restricted from paying cash dividends…, page 27

27.	Staff’s comment: Please revise to disclose the significance of Innophos, Inc. and Innophos Investments to your consolidated operations so that investors may better comprehend the risk associated with these entities’ general ineligibility to pay dividends or make other distributions to you. Please also discuss the effect such restrictions will have on the dividend policy you expect to adopt upon completion of this offering.

Response: The Company has revised the referenced risk factor at page 24 of the Registration Statement in response to the Staff’s comment.

Certain provisions of our corporate governing documents…, page 27

28.	Staff’s comment: Please augment your disclosure under this heading to discuss the risks presented to equity investors by the change in control provisions of the debt agreements of you and your subsidiaries.

Response: In response to the Staff’s comment, the Company has revised the referenced risk factor at page 25 of the Registration Statement.

Use of Proceeds, page 29

29.	Staff’s comment: Please expand your discussion under this heading to disclose the approximate amount of proceeds that you: (i) will devote to reducing existing indebtedness; and (ii) pay as a dividend to existing stockholders. In addition, please

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September 8, 2006

revise to disclose the interest rate and maturity of the indebtedness to be repaid and, if such indebtedness was incurred within the past twelve months, disclose your use of the proceeds derived from such borrowing. Refer to Item 504 of Regulation S-K and instruction 4 thereto.

Response: The Company advises the Staff that it has not yet determined the amount of proceeds that it will (i) devote to reducing existing indebtedness or (ii) pay as a dividend to existing stockholders. The Company will include this information, as well as the interest rate and maturity of the indebtedness to be repaid and, if such indebtedness was incurred within the past twelve months, the use of the proceeds derived from such borrowing, in a subsequent amendment to the Registration Statement as soon as it is able to estimate pricing-related information.

Dilution, page 32

30.	Staff’s comment: Please revise your disclosure in this section to include pro forma net tangible book value reflecting the recapitalization transaction and the dividend to be paid to existing shareholders prior to the consummation of the offering.

Response: The Company advises the Staff that it has not yet determined the structure of the recapitalization transaction or the dividend to be paid to existing stockholders. The Company will include this information, as well as the pro forma net tangible book value reflecting the recapitalization transaction, in the section entitled “Dilution,” in a subsequent amendment to the Registration Statement as soon as it is able to determine the structure of the recapitalization transaction and estimate pricing-related information.

31.	Staff’s comment: Please confirm that your comparative table includes the shares subject to outstanding stock options held by officers, directors, and affiliated persons, as it should also include shares these persons have the right to acquire. See Regulation S-K, Item 506. Revise as necessary.

Response: In response to the Staff’s comment, the Company has added disclosure to the referenced section of the Registration Statement to clearly present the disclosures required by Regulation S-K, Item 506.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 38

Results of Operations, page 39

32.	Staff’s comment: Please delete your statement that your presentation of aggregated historical predecessor and successor accounting for the year ended December 31, 2004, is “for discussion purposes only…”.

Response: In response to the Staff’s comment, the Company has deleted the referenced statement from the Registration Statement.

33.	Staff’s comment: We note your disclosure in Risk Factors on page 5 that you have several growth initiatives and product introductions that will capture new customers and

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enhance your offerings to existing customers. We further note that you have identified numerous opportunities to reduce fixed cost elements, such as integration of U.S. and Mexican manufacturing networks. You further state that such changes will result in annual cost savings of approximately $12-15 million. As such, please revise your MD&A discussion and analysis to provide management’s outlook regarding future results for these items and any other positive or negative trends or uncertainties that may impact future operations. Refer to Instruction 4 to Item 303(A) of Regulation S-K and Sections 501.02 and 501.12.b.4 of the Financial Reporting Codification for guidance.

Response: The Company has revised the section of the Registration Statement entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations” at page 36 in response to the Staff’s comment.

Critical Accounting Policies and Estimates, page 50

Pension and Post-retirement Costs, page 52

34.	Staff’s comment: Please revise your disclosure to state the impact of a plus or minus 1% change in your key assumptions in estimating your pension costs, such as the discount rate, expected long-term rate on plan assets, and rate of compensation increase. Refer to Section 501.14 of the Financial Reporting Codification for guidance.

Response: In response to the Staff’s comment, the Company has revised the referenced disclosure to state the impact that a plus or minus 1% change in its expected rate of return on plan assets would have on its pension costs. The Company has also revised the referenced disclosure to state the impact of a 25 basis point change in our discount rate assumption, which the Company believes is more indicative, as a sensitivity measure, for the movement of the discount rate related to the Company’s pension plans. The Company did not add the change in compensation rate impact for the referenced disclosure as the Company’s larger pension plan, its Canadian pension plan, does not provide for compensation rate changes. The impact that a change in compensation rates for the United States pension plan would have on the Company’s pension costs is inconsequential.

Claims and Legal Proceedings, page 52

35.	Staff’s comment: Your disclosure under this heading is largely repeated under the same heading beginning on page 74. Please revise your prospectus to eliminate this repetitive disclosure. Refer to Rule 421(c) of Regulation C.

Response: In response to the Staff’s comment the Company has revised the Registration Statement to delete from the section of the prospectus entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations - Claims and Legal Proceedings” the appearance of the above-referenced disclosure and has inserted in its place a reference to the appearance of such disclosure in the section of the prospectus entitled “Business - Claims and Legal Proceedings.”

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September 8, 2006

Business, page 61

36.	Staff’s comment: Please consider providing an organizational chart of your subsidiaries.

Response: In response to the Staff’s comment, the Company has revised the Registration Statement to include an organizational chart of its subsidiaries in the section of the prospectus entitled “Business - Our Company.”

Our Industry, page 63

37.	Staff’s comment: Please revise to explain what constitutes a “successful” price increase.

Response: In response to the Staff’s comment, the Company has revised the referenced disclosure to delete the term “successful” from the description of its price increases and to state that its price increases have been broadly accepted by customers and have offset any increases in input cost to the Company.

Properties, page 74

38.	Staff’s comment: Please revise to disclose the location and general character of your seven manufacturing facilities. Your disclosure in this section should inform investors as to the suitability, adequacy, productive capacity, and extent of utilization of these facilities. See Regulation S-K, Item 102.

Response: The Company has revised the referenced section of the Registration Statement to disclose the location and general character of its seven manufacturing facilities in response to the Staff’s comment.

Principal Stockholders, page 85

39.	Staff’s comment: Please revise the beneficial ownership table to reflect the number of shares being offered by each selling shareholder. If shareholders other than those named in the principal stockholder table are offering shares under this prospectus, provide a separate selling stockholder table. Refer to Item 507 of Regulation S-K.

Response: The Company advises the Staff that it and the selling stockholders have not yet determined the number of shares being offered by the selling stockholders in conjunction with this offering. The Company will revise the referenced table to disclose such information in a subsequent amendment to the Registration Statement as soon as it is able to estimate pricing-related information, including the number of shares to be offered by the Company and the selling stockholders, and, if stockholders other than those named in the principal stockholder table are offering shares under this prospectus, the Company will provide a separate selling stockholder table in such subsequent amendment.

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September 8, 2006

Certain Relationships and Related Transactions, page 87

40.	Staff’s comment: Pursuant to Instruction 2 to Item 404 of Regulation S-K, please disclose all compensation you paid to Bain Capital during this year and the last two fiscal years. We note the amounts disclosed on page 12.

Response: In response to the Staff’s comment, the Company has revised the referenced section, at page 87 of the Registration Statement.

Description of Our Indebtedness, page 90

Floating Rate Senior Notes, page 93

41.	Staff’s comment: Please disclose the applicable interest rate on the Floating Rate Senior Notes issued by Innophos Investments as of the most recent quarterly payment.

Response: In response to the Staff’s comment, the Company has revised the referenced section, at page 92 of the Registration Statement.

Certain U.S. Federal Income Tax Considerations, page 101

42.	Staff’s comment: Revise this subheading as well as the disclosure that follows and that appears in the summary to clarify that you are discussing all “material,” rather than “certain” or “certain material” tax considerations.

Response: In response to the Staff’s comment, the Company has revised the referenced disclosures to clarify that it is discussing all “material” tax considerations.

Underwriting, page 103

43.	Staff’s comment: Disclose the criteria that the underwriters will use in determining whether to consent to waiving the 180-day lock-up agreement.

Response: Credit Suisse Securities (USA) LLC and Bear, Stearns & Co. Inc. have advised the Company that they do not have any pre-established conditions to waiving the terms of the lock-up agreements and that they grant waivers after evaluating the unique facts and circumstances of each individual’s request for such a waiver. Given the circumstances, any disclosure regarding waivers would not be helpful or material to an investor because it would not be relevant to any decision by Credit Suisse Securities (USA) LLC and Bear, Stearns & Co. Inc. to waive lock-up restrictions in this transaction. In addition, the Company has informed us that it does not currently expect Credit Suisse Securities (USA) LLC and Bear, Stearns & Co. Inc. to grant any waivers of the lock-up agreements. Accordingly, the Company has not included any additional disclosure in the Registration Statement in response to this comment.

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Innophos Holdings, Inc. financial statements for the fiscal year ended December 31, 2005

11. Common Stock:, page F-25

44.	Staff’s comment: We note that you issued 641,170 option strips on April 1, 2005, which represents an option to purchase one share of Class L common stock and nine shares of Class A common stock. We further note that you have assigned an exercise price for each option strip of $6.35, which equals the fair value of the underlying common shares on April 1, 2005. Please revise your disclosure either in your footnotes or in your Critical Accounting Policies and Estimates of MD&A to provide the following information:

•	State whether the determination of the fair value of your Class L and Class A common stocks was performed contemporaneously or retrospectively with the issuances of the option strips.

•	If the valuation specialist was a related party, a statement indicating that fact. Please supplementally tell us who your valuation specialist was, including a brief description of the firm’s credentials.

•	The fair value of your Class L common stock as of April 1, 2005.

•	The fair value of your Class A common stock as of April 1, 2005.

•	A description of how you estimated the fair value of your Class L and Class A common stocks as of April 1, 2005.

•	A comprehensive discussion of the significant factors and assumptions underlying your methodologies used in determining the fair value of your Class L and Class A common stocks.

•	Once you have determined your estimated IPO price and determined how you intend to restructure your equity instruments, expand your discussion to address each significant factor contributing to the difference between the fair value of your Class L and Class A common stocks and the estimated IPO price.

Response: In response to the Staff’s comment, the Company has revised the referenced footnote at page F-26 of the Registration Statement as well as the section of the Registration Statement entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations” at page 51. The Company advises the Staff that the determination of the fair value of the option strips granted on April 1, 2005 was performed contemporaneously with the issuance of the option strips. In addition, the Company advises the Staff that the valuation specialist that performed the valuation of the Company’s stock options was Murray, Devine & Co., Inc. (“Murray, Devine”) and that Murray, Devine is not a related party to the Company. Murray, Devine is a firm specializing in the valuation of businesses and their underlying assets. Murray, Devine conducts valuation studies of both publicly held and privately-held business enterprises for various purposes including mergers and acquisitions, solvency issues, gift and estate tax, ESOP’s, divorces and other cases involving litigation. Murray, Devine also provides expert witness testimony for litigation involving valuation issues.

In response to the Staff’s comment as to the fair value of our Class A common stock and Class L common stock as of April 1, 2005, the Company has disclosed the value of each option strip in the aggregate. The Company advises the staff that the

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option strips are required to be exercised in tandem; a holder must exercise nine Class A stock options to acquire nine shares of Class A common stock for every one share of Class L common stock acquired through the exercise of one Class L stock option and vice-versa. As such, the Company believes it is appropriate to consider the value of the option strip in the aggregate, which is the relevant accounting unit, rather than its individual components, because it is a single non-separable security issued in a ratio that is consistent with that purchased by the equity investors of the Company. Accordingly, the Company believes the relevant value is the aggregated value of the option strip. The Company has previously disclosed the option strip value and has revised its disclosure to include a comprehensive discussion of the significant factors and assumptions underlying the methodologies it used to determine fair value.

In response to the Staff’s comment in the final bullet point above, the Company advises the Staff that it has not yet determined the estimated IPO price or determined how it intends to restructure its equity instruments. The Company will address this comment in a subsequent amendment to the Registration Statement as soon as it is able to estimate pricing information and has made these determinations.

12. Earnings per share (EPS), page F-26

Pro forma Earnings (Loss) Per Share (unaudited), page F-27

45.	Staff’s comment: We note that you used the proceeds of your $120 million Floating Rate Senior Notes to pay a $115.6 million dividend to shareholders, which appears to have exceeded earnings from the previous 12 months. We also note that you intend to use a portion of the proceeds from this offering to pay existing stockholders a dividend. In accordance with SAB Topic 1:B.3, please ensure that your pro forma earnings (loss) per share includes the impact of your dividends. Otherwise, please tell us why you do not believe the dividends are required to be reflected in pro forma earnings (loss) per share.

Response: The Company advises the Staff that it has not yet determined the specific terms of the dividend that will be paid in conjunction with this offering. The Company will revise the Registration Statement to ensure that its pro forma earnings (loss) per share includes the impact of its dividends in a subsequent amendment to the Registration Statement as soon as it is able to estimate pricing-related information.

Innophos Holdings, Inc. interim financial statements for the fiscal quarter ended March 31, 2006

9. Commitments and Contingencies, page F-57

Elevated Mold Complaints Concerning Dicalcium Phosphate Products, page F-60

46.	Staff’s comment: Please revise your disclosure for this issue to include the following information:

•	Timing of when the first complaint was made.

•	The amount of product that was shipped during the summer and fall of 2005 that is at-risk for elevated mold complaints and the amount of sales recognized for the products.

•	Additional disclosure regarding what your exposure is for this issue. Specifically, state whether you are just at risk for the value of the replacement product or if you are at risk for the cost of your customers’ products in which your product with elevated mold was used.

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September 8, 2006

If you are unable to include specific information for the above items, please include disclosure that you are unable to provide the information and why. Refer to SAB Topic 5:Y for additional guidance.

Response: The Company advises the Staff that during the second quarter of 2006 the Company determined that the contingent liability for claims related to these incidents is remote, and as a result disclosure of this contingency has been removed from the Company’s unaudited financial statements for the second quarter of 2006, which are now included in the Registration Statement. However, in response to the Staff’s comment, the Company has revised its disclosure of these matters in its annual financial statements, on page F-41 of the Registration Statement, to include the timing of when the first complaint was made. The remainder of the information requested by the Staff in this comment is disclosed in the Company’s annual financial statements contained in the Registration Statement.

47.	Staff’s comment: We note that you believe the contingent liability for this issue is neither probable nor remote. However, you have recognized an accrual for this issue. Please either revise your disclosure to acknowledge the accrual represents the amount that is probable, or explain how you determined a loss contingency for this issue is not probable, yet recognized an accrual. Refer to paragraph 8 of SFAS 5 for guidance. Furthermore, please state the amount or range of the reasonably possible loss in excess of accrual. If you are unable to estimate such amount or range, please state as such and why you are unable to estimate this amount or range. Refer to Question 2 of SAB Topic 5:Y and paragraph 10 of SFAS 5 for guidance.

Response: The Company advises the Staff that during the second quarter of 2006 the Company determined that the contingent liability for claims related to these incidents is remote, and as a result disclosure of this contingency has been removed from the Company’s unaudited financial statements for the second quarter of 2006, which are now included in the Registration Statement.

The Company further advises the Staff that the liability recorded at December 31, 2005 was for returned product, which resulted in a credit to our customer accounts of $0.3 million during that period and not a reserve for the contingent liability. Separately, the Company provided a range of up to $0.9 million in their December 31, 2005 disclosure, which represented the contingent liability for damages and product replacement costs related to these certain lots of Dicalcium phosphate products. As noted in the December 31, 2005 disclosure the Company assessed the potential claims at that time and deemed the contingent liability to be reasonably possible. The Company’s March 31, 2006 disclosure provided an update on this matter and at that time the Company believed that the contingent liability as disclosed at year-end December 31, 2005 was still reasonably possible but not probable. The Company has subsequently assessed the contingent liability related to the potential claims and deems the possibility of the loss to be remote.

Innophos Holdings, Inc.

September 8, 2006

Exhibits

48.	Staff’s comment: We note that you plan to file several exhibits by amendment, including the underwriting agreement and legality opinion. Please note that we will review these exhibits when they are filed and may have comments on them or on related disclosure in the prospectus. In this regard, we note that you intend to seek confidential treatment for portions of exhibits 10.26, 23.1, and 23.3 but have not yet filed the request.

Response: The Company duly notes the Staff’s comment and has revised the Registration Statement to delete the marks in the exhibit index indicating that it will request confidential treatment for portions of exhibits 10.26, 23.1 and 23.3 and hereby confirms that it will not seek confidential treatment for any portion of these exhibits.

In addition, the Company hereby acknowledges that:

•	It is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We hope that the foregoing has been responsive to the Staff’s comments.

If you have any questions related to this letter, please contact me at (212) 446-4943.

Sincerely,

/s/ Joshua N. Korff
Joshua N. Korff

cc:	Randy Gress

Richard Heyse

William Farran, Esq..

Jason R. Norton, Esq.

Christopher A. Kitchen, Esq.